Ms. Sally Samuel, Esq.
Office of Insurance Products
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:  Request to withdraw Supplement filing to Registration Statement No. 333-08853, filed April 22, 2008 as a 497.

Dear Ms. Samuel;

Pursuant to Rule 477 under the Securities Act of 1933, we request that the Rule 497 filing be withdrawn immediately.  We seek withdrawal of this filing as it was done in error.  The language could be deleted from the prospectus before going to print, making the supplement unecessary.

Thank you for your attention to this matter.

Sincerely,

/s/Diana D. Steigauf

Diana D. Steigauf
Paralegal